MAIL STOP 3561
      January 12, 2006

Sara Preston, President
Bella Trading Company, Inc.
945 E. 10th Ave.
Bloomfield, CO 80020

      Re:	Bella Trading Company, Inc.
      	Amendment No. 3 to Registration Statement on
      Form SB-2
      	Filed November 30, 2005
      File No.: 333-121034

Dear Ms. Preston:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 4

1. We note your response to prior comment seven of our letter dated
August 9, 2005 that you believe that there is only one risk that being the decrease of stock price. We also note that the risk factor disclosure appears to bundle the listed risks into one risk factor.
Please refer to the Division of Corporation Finance`s Updated
Staff
Legal Bulletin 7A, which is located at
http://www.sec.gov/interps/legal/cfslb7a.htm for your convenience and revise your disclosure accordingly.

2. Please revise the EDGAR version of your amended registration statement. We are not able to locate your means of identification for the risk factor subheadings.

Management`s Discussion and Analysis an Plan of Operation, page 10

3. We note the additional disclosure that your gross profits decreased during the year ended September 20, 3005 because you had to provide discounts in order to maintain sales. Please revise to discuss your outlook on these discounts so that investors can understand the likelihood of this being a recurring event.

4. We note your response to prior comment 14. We also not that your previous amendment disclosed that you "had paid" $18,000 of cash received from your private placement. Because you disclosed in your financial statements that you only netted $16,000 from the private placement, the prior comment was issued to obtain an understanding of the discrepancies between the disclosure and the actual amount you received in the private placement. On page 7, such disclosure has changed in this amendment to reflect that you have now only paid $10,600. Please ensure that the figures disclosed in your prospectus are reconciled with your financial statements.

5. We note the lack of disclosure regarding your operating expenses.
A discussion of your operating expenses is material to an investor`s understanding of your business. For instance, costs that are fixed and those that are variable inform investors about the flexibility you have in adjusting your spending depending on changes in revenue.
Also, elaboration on your operating expenses also informs investors of expenses that will be recurring in future periods. Please revise to elaborate on your operating expenses for the disclosed period.

6. We note your response to prior comment 15. The prior comment did not ask "how the flyers" would be prepared, but was more concerned with the timeline for which the additional marketing efforts would be initiated and if additional personnel would be needed. Additionally, disclosure of the scope as to which the flyers would be disseminated would allow investors to understand the extent of the company`s efforts. Please revise your disclosure accordingly.

Business, page 11

7. We note your response to prior comment 19. The disclosure in this section pursuant to Item 101 of Regulation S-B requires a discussion and description of your products. Merely referencing a competitor as a means of describing an issuer`s products is not appropriate. It is not evident from your disclosure that you sell platinum, gold, or other diamond jewelry. Furthermore it is not evident that you sell jewelry that is typically in the price range of those sold at the jewelers you identified in your prospectus. The initial description in the summary section and the disclosure in this section are appropriate. Please revise to remove the reference to Zales and Whitehall in describing your products.

8. We note your response to prior comment 21. The comment was issued to obtain an understanding as to how your products are designed and manufactured. If you take no role in the design of your products, such disclosure enhances an investor`s understanding of your operations. Additionally, if the contemporary products` design is generic in nature it would appear your sole method of competition is through the pricing of your products. If such is the case, disclosure of this fact would also be appropriate. Considering your size and product offerings, a full understanding of your company is essential to investors` evaluation of the risk and reward they will assume by investing in your company. Please revise your disclosure accordingly.

9. We note your response to prior comment 22. To the extent that you would fill the orders, you may only have to pay a fee to have your products listed. To the extent that the catalogue company would fill the order, they may take a cut in the sale which would reduce your revenue per sale. In either event or any other type of structure, an understanding as to how you intend to earn revenue is material to investors as it is part of your plan of operations. Please revise accordingly.

Executive Compensation ,page 16

10. We note your response to prior comment 24 that the compensation that is not paid will not accrue. Please revise to clarify how this arrangement is carried out. Each officer is paid $12,000 per year.
Revise to clarify if the non accrual is evaluated monthly, yearly, or some other definite period. For instance, if compensation is not paid for three months, clarify if such amount of compensation is not recoverable.

Transactions with Related Parties, page 17

11. We note your response to prior comment 25. Please be aware that your previous amendment disclosed that you had paid $18,000 worth of offering expenses and your general and administrative expenses with your private placement proceeds which only totaled $16,000. Because of the discrepancies, we issued the prior comment.

Offering by Bella, page 18

12. We note your response to prior comment 27. We note your reference to two companies that have recently gone effective. The two referenced offerings are both firm commitment underwritten offerings in which the proceeds to be received by the company will be paid upon effectiveness of the respective registration statements. The disclosure requirements for such offerings are different from yours. Please review and compare Item 508 (a) and (c) of Regulation
S-B. We reissue the comment. While such outline may be brief, it should be complete. We note that you can terminate the offering before the disclosed termination date. Discuss the factors considered to terminate the offering "sooner" if all the shares have not been sold. Please be aware that the comments issued only seek to provide a full picture of the details of this offering.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

							Sincerely,



							John Reynolds
      Assistant Director

cc:	William T. Hart, Esq.
	Fax: (303) 839-5414
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Sara Preston, President
Bella Trading Company, Inc.
January 12, 2006
Page 1